FOR IMMEDIATE RELEASE:

Afya Limited Announces Closing of the Acquisition of UNIFIPMoc and Fip Guanambi

June 1, 2021 – Afya Limited, or Afya (Nasdaq: AFYA) in addition to the Press Release released by the Company on October 22,2020, today announced the closing of its acquisition, through its wholly-owned subsidiary Afya Participações S.A., of 100% of the total share capital of Sociedade Padrão de Educação Superior Ltda (“UNIFIPMoc and Fip Guanambi”).

The aggregate purchase price (enterprise value) was R$360.0 million, including the assumption of a Net Debt of R$31.1 million. The equity value was paid 100% in cash in the date hereof. We expect an EV/EBITDA of 5.1x at maturity and post synergies.

UNIFIPMoc and Fip Guanambi are a post-secondary education institution with government authorization to offer on-campus, undergraduate courses in medicine in the states of Minas Gerais and Bahia. The reported Net Revenue for 2020 was R$ 110 million of which 59% comes from the medicine course. The 2024 projected Net Revenue for UNIFIPMoc and Fip Guanambi is R$ 121 million at full maturity, with medical courses representing 73% of this amount.

The acquisition will contribute 160 medical school seats to Afya, increasing Afya’s total medical school seats to 2,303, considering the closing of UNIGRANRIO acquisition the total number of seats will be 2,611. There are 40 additional seats still pending approval, which, if approved by the Ministry of Education, will result in a potential additional payment of up to R$50 million.

About Afya

Afya is a leading medical education group in Brazil based on number of medical school seats, delivering an end-to-end physician-centric ecosystem that serves and empowers students and physicians to transform their ambitions into rewarding lifelong experiences from the moment they join us as medical students through their medical residency preparation, graduation program, continuing medical education activities and offering digital products to help doctors enhance their healthcare services through their whole career.

Contact: Investor Relations: ir@afya.com.br